Man GroupUSA Inc.
717 Fifth Avenue, 9th Floor
New York, NY 10022-8101
Tel +1 212 589 6200
Fax +1 212 589 6585
www.mangroupplc.com

07022369

SUPPL

March 20, 2007

SEC MAIL RECEIVED PROCESSING MAR 2 2007

Securities and Exchange Commission
450 Fifth Street
Washington, DC 20549

Re: File No. 82-4214 - Man Group plc

Gentlemen:

On behalf of Man Group plc and in accordance with Rule 12g3-2(b) under the Securities Exchange Act of 1934, enclosed please find copies of public announcements made by Man Group plc. These announcements were also sent to the London Stock Exchange for its information. Please contact the undersigned at (212) 589-6270, if you have any questions relating to the enclosed material.

Kindly stamp the enclosed copy of this letter to acknowledge receipt and return it to me in the self-addressed envelope provided.

Sincerely yours,

Donna Balon /mb

Donna Balon
Vice President

cc: Barry Wakefield (w/Encl.)

v\mb\ltr\Sec12s.doc

PROCESSED
APR 1 1 2007
THOMSON
FINANCIAL

dw 4/9

Man Group plc
20 March 2007

Man AHL Diversified Futures Ltd Net Asset Value

As at the close of business on 19 March 2007, the Net Asset Value of Man AHL Diversified Futures Ltd was US$28.20.

Track Record: From inception on 12 May 1998

	Key Statistics
Last week	+0.61%
Last 12 months	+6.6%
Annualised return since inception	+13.2%

Contacts:

Peter Clarke	Man Group plc	020 7144 1000
Paul Downes	Merlin Financial	020 7653 6620

IMPORTANT
This material is not an invitation to make a deposit with Man AHL Diversified Futures Limited (the 'Company') nor does it constitute an offer for sale of shares issued by the Company. Man Investments is authorised and regulated in the UK by the Financial Services Authority. There is no guarantee of trading performance and past performance is not necessarily a guide to future results.

It should be noted that the majority of the products that include AHL are priced on a monthly basis and it is this pricing, therefore, that forms the basis of the majority of performance fees earned. However, the products that are priced on a weekly basis give a more up-to-date indication of the progress of AHL. It should also be noted that whilst the products that will be reported have been chosen to be indicative of the typical AHL product, the performance of the individual products do vary. The product that will be reported weekly will be Man AHL Diversified Futures Ltd. Its price is calculated based on the close of business each Monday and its price will be published after close of business London time on Tuesday of each week. The product that will be published on a monthly basis will be Athena Guaranteed Futures Limited, which is priced based on the close of business on the last business day of each month. Its price will be released by 7am on the third business day of each month. Man will release the latest twelve month performance and the performance since inception for its representative AHL funds for comparative purposes, calculated using the last weekly valuation for each month. These will be updated each time the AHL figures are published.

The prices of this and other AHL products are also reported in the Financial Times and the International Herald Tribune, in addition to data services such as Reuters, Bloomberg, Micropal and Telekurs, as well as on the web site of Man Investments at www.maninvestments.com

Press Release

Man Group plc

20 March 2007

Man Group plc appoints Kevin Hayes as new Chief Financial Officer

Man Group plc today announces that Kevin Hayes has been appointed Chief Financial Officer, effective 30 March 2007. It is anticipated that Kevin Hayes will join the Board of Man Group plc in due course. Kevin Hayes joins Man Group from Lehman Brothers, where he has served in a variety of senior finance and strategy positions. His current role is Global Director of Process and Productivity based at Lehman's headquarters in New York, prior to which he served as International CFO with responsibility for Europe and Asia based in London.

Kevin Hayes will replace Peter Clarke who will become Chief Executive Officer of Man Group, as announced last September, also on 30 March 2007. Peter Clarke will take over from Stanley Fink who becomes non-executive Deputy Chairman of Man Group on the same date.

"We are delighted to bring on board an executive of Kevin's calibre", said Peter Clarke. "Kevin's broad experience in international finance on both sides of the Atlantic is excellent preparation for this position which will involve financial oversight across Man Group's extensive global network".

Kevin Hayes will be based in London, where Man Group's global headquarters are located.

Enquiries

Man Group plc	020 7144 1000
Peter Clarke	
David Browne	
Merlin	020 7653 6620
Paul Downes	07900 244888
Lachlan Johnston	07989 304356

Notes to Editors

Background on Kevin Hayes

Kevin Hayes previously spent 9 years at Ernst & Young and 12 years at Lehman Brothers, where he most recently served as Global Director of Productivity and Process Improvement at the company's global headquarters in New York City. In that key position he was responsible for a wide variety of projects aimed at raising the company's productivity levels and profitability. As such he was closely engaged with strategic decisions concerning the company's expansion worldwide.

Sugar Quay
Lower Thames Street
London EC3R 6DU
Tel +44 (0)20 7144 1000
Fax +44 (0)20 7144 1923
www.mangroupplc.com

Registered in England 2921462

Kevin Hayes was previously based in London as International CFO for Lehman's European and Asian operations. Prior to that role, he served as Capital Markets Global Controller and Fixed Income Global Controller, based in New York.

Kevin Hayes joined Ernst & Young LLP in New Zealand and then transferred to the New York office where he became a Partner in the Financial Services practice.

A British citizen, Kevin Hayes was brought up and educated in New Zealand, where he studied Commerce and Law at Victoria University. He then qualified as a Barrister and Solicitor as well as a Chartered Accountant.

About Man Group plc

Man Group plc is a leading global provider of alternative investment products and solutions as well as one of the world's largest futures brokers. The Group employs over 4,000 people in 16 countries, with key centres in London, Pfaeffikon (Switzerland), Chicago and New York. Man Group plc is listed on the London Stock Exchange (EMG.L) and is a constituent of the FTSE 100 Index. Further information on the Man Group can be found at www.mangroupplc.com.

Sugar Quay
Lower Thames Street
London EC3R 6DU
Tel +44 (0)20 7144 1000
Fax +44 (0)20 7144 1923
www.mangroupplc.com

TR-1(i): NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. **Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached (ii):**
   Man Group plc

2. **Reason for the notification** (please place an X inside the appropriate bracket/s):

   An acquisition or disposal of voting rights: (X)

   An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached: ( )

   An event changing the breakdown of voting rights: ( )

   Other (please specify) : ( )

3. **Full name of person(s) subject to the notification obligation (iii):**
   Legal & General Group Plc (L&G)

4. **Full name of shareholder(s)** (if different from 3.) (iv):
   Legal & General Assurance (Pensions Management) Limited (PMC)

5. **Date of the transaction (and date on which the threshold is crossed or reached if different) (v):**
   14/03/2007

6. **Date on which issuer notified:**
   16/03/2007

7. **Threshold(s) that is/are crossed or reached:**
   From 5% - 4% (L&G)

8. **Notified details:**
   ....

A: Voting rights attached to shares

Class/type of shares if possible using the ISIN CODE	**Situation previous to the Triggering transaction (vi)**	
	Number of shares	**Number of voting Rights (viii)**
GB00B16BRD58	94,602,737	94,602,737

Resulting situation after the triggering transaction (vii)

Class/type of shares if	**Number of shares**	**Number of voting rights (ix)**	**% of voting rights**

possible using the ISIN CODE

	Direct	Direct (x)	Indirect (xi)	Direct	Indirect
GB00B16BRD58	93,731,042	93,731,042		4.97	

B: Financial Instruments

Resulting situation after the triggering transaction (xii)

Type of financial instrument	Expiration Date (xiii)	Exercise/Conversion Period/ Date (xiv)	Number of voting rights that may be acquired if the instrument is exercised/ converted.	% of voting rights

Total (A+B) Number of voting rights	% of voting rights
93,731,042	4.97

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable (xv):

Legal & General Group Plc (Direct and Indirect) (Group) (104,806,202 – 5.56% = Total Position)

Legal & General Investment Management (Holdings) Limited (LGIMH) (Direct and Indirect) (104,806,202 – 5.56% = Total Position)

Legal & General Investment Management Limited (Indirect) (LGIM) (104,806,202 – 5.56% = Total Position)

Legal & General Group Plc (Direct) (L&G) (93,731,042 – 4.97% = LGAS, LGPL & PMC)

Legal & General Investment Management (Holdings) Limited (Direct) (LGIMHD) (59,422,040 – 3.15% = PMC)

Legal & General Assurance (Pensions Management) Limited (PMC) (59,442,040 – 3.15% = PMC)

Legal & General Insurance Holdings Limited (Direct) (LGIH)

Legal & General Assurance Society Limited (LGAS & LGPL)

Legal & General Pensions Limited (Direct) (LGPL)

Proxy Voting:

10. Name of the proxy holder:
N/A

11. Number of voting rights proxy holder will cease to hold:
N/A

12. Date on which proxy holder will cease to hold voting rights:
N/A

13. Additional information:
Notification using the total voting rights figure of 1,882,955,720

14. Contact name:
Barry Wakefield FCIS

15. Contact telephone number:
020 7144 1735

END